MANUALLY SIGNED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 333-74815

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

Page 1 of 16 consecutively numbered pages.
The exhibit index appears on page 15.

MASCO CORPORATION 401(k) PLAN

TABLE OF CONTENTS

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
27777 Franklin Road, Suite 800
Southfield, MI 48034-2366

T 248.262.1950
F 248.350.3581
www.GrantThornton.com

To the Trustee and Participants of
Masco Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Masco Corporation 401(k) Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Masco Corporation 401(k) Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Southfield, Michigan
June 26, 2014

MASCO CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

ASSETS	**2013**	**2012**
Investments, at fair value:		
Mutual funds	$689,280,893	$572,648,550
Company stock fund	16,595,259	11,696,502
Brokerage accounts	7,409,228	6,277,598
Total investments	713,285,380	590,622,650
Receivables:		
Notes receivable from participants	18,680,809	18,470,454
Participant contributions	150,506	124,077
Employer contributions	3,457,976	2,965,490
Total receivables	22,289,291	21,560,021
NET ASSETS AVAILABLE FOR BENEFITS	$735,574,671	$612,182,671

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2013

Additions:	
Investment activity:	
Net appreciation in fair value of investments	$ 104,554,385
Interest and dividend income	23,000,763
Total investment activity	127,555,148
Participant contributions	37,078,740
Participant rollover contributions	4,150,507
Employer contributions	20,282,740
Interest income on notes receivable from participants	578,410
Total additions	189,645,545
Deductions:	
Benefit payments	(66,149,060)
Other, net	(71,833)
Total deductions	(66,220,893)
Transfers:	
Net transfers out of the Plan (Note A)	(32,652)
Net increase	123,392,000
Net assets available for benefits:	
Beginning of year	612,182,671
End of year	$ 735,574,671

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. **Description of Plan:**

The following description of the Masco Corporation ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering hourly and salaried employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended("ERISA").

2. *Contributions.* Participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan. All employees who are eligible to participate under this Plan and who have attained the age of 50 before the close of the Plan Year shall be eligible to make catch-up contributions. Participants may also make rollover contributions representing distributions from individual IRAs, SEPs, 403(b) and 457 plans or other employers' tax-qualified plans. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations. Participants may direct contributions in one percent increments in any of the various investment options. These options include professionally managed mutual funds, the Masco Corporation Company Stock fund and a brokerage account which allows participants to buy, sell or trade most publicly listed common stocks, corporate and government bonds or certificates of deposit; these options vary in their respective strategies, risks and goals. Participants may change their investment options daily.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) investment earnings, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Certain expenses may be incurred by individual participants for special services relating to their accounts. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting and Forfeited Employer Contributions.* Participants are immediately vested in their contributions plus actual earnings thereon. Vesting varies by division or subsidiary, but generally, participants are immediately vested in the Company matching contribution plus earnings thereon. Vesting in Company profit sharing contributions generally occurs after three years of service. At December 31, 2013 and 2012, forfeited nonvested employer contributions totaled $8,653 and $99,971, respectively. All forfeited amounts were used in each succeeding year to reduce employer contributions.

A. **Description of Plan,** concluded:

5. *Voting Rights.* Each participant who has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the Trustee (Fidelity as defined by the Plan) prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

6. *Notes Receivable from Participants.* Generally, participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan. Loan terms generally range from 1-5 years, or up to 15 years in limited circumstances. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the last business day of the month prior to the date of the loan application. Principal and interest are paid ratably through payroll deductions.

7. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single payment.

8. *Transfers.* During 2013, several transfers were executed within the Masco Corporation 401(k) and the Masco Corporation Hourly 401(k) Plans in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets out of the Plan amounted to $32,652 at December 31, 2013.

B. **Summary of Significant Accounting Policies:**

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America("GAAP")) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

B. **Summary of Significant Accounting Policies,** concluded:

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain mutual funds and investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services, Inc. using quoted market prices at December 31, 2013 and 2012.

Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are recorded as benefit payments based upon the terms of the Plan.

Payment of Benefits

Benefits are recorded when paid.

C. Investments:

The following investments represent five percent or more of the Plan's net assets at December 31, 2013 and 2012.

	2013	2012
PIMCO Total Return Fund - Institutional Class	$60,089,769	$68,017,524
Fidelity Retirement Government Money Market Portfolio	$47,741,393	$48,826,167
Harbor Capital Appreciation Fund - Institutional Class	$59,719,038	$43,428,930
Artisan Mid Cap Fund - Institutional Class	$52,808,736	$41,188,695
Fidelity Independence K Fund	$41,563,986	$30,966,409
Spartan 500 Index Fund - Institutional Class	$39,326,599	*
Fidelity Low Price Stock K Fund	$38,078,528	*

* At December 31, 2012, the fund balance was not five percent or more of the Plan's net assets.

During 2013, the Plan's investments (including gains and losses on investments sold during the year as well as investments held at year-end) appreciated (depreciated) in value as follows:

Mutual Funds	$ 100,120,489
Brokerage accounts	61,575
Masco Corporation Company Stock Fund	4,372,321
	$ 104,554,385

At December 31, 2013 and 2012, the Masco Corporation Company Stock Fund is made up of Masco Corporation Common Stock totaling $16,221,320 and $11,449,958, respectively, and cash and money market investments of $373,939 and $246,544 respectively.

D. Fair Value Measurements:

Accounting Policy. The Plan follows fair value guidance (ASC 820) that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The guidance defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Further, it defines a fair value hierarchy, as follows: Level 1 inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

D. **Fair Value Measurements,** concluded:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Brokerage accounts: Participant directed investments that could include common stocks, mutual funds, corporate or government bonds or other investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013 and 2012.

	Assets at Fair Value as of December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Domestic equity funds	$345,346,579	$ --	$ --	$345,346,579
Lifecycle funds	160,409,764	--	--	160,409,764
Bond fund	60,089,769	--	--	60,089,769
Money market fund	47,741,393	--	--	47,741,393
International funds	54,604,663	--	--	54,604,663
Balanced fund	21,088,725	--	--	21,088,725
Company stock fund	16,595,259	--	--	16,595,259
Brokerage accounts	7,409,228	--	--	7,409,228
Total assets at fair value	$713,285,380	$ --	$ --	$713,285,380

	Assets at Fair Value as of December 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Domestic equity funds	$264,109,452	$ --	$ --	$264,109,452
Lifecycle funds	126,044,748	--	--	126,044,748
Bond fund	68,017,524	--	--	68,017,524
Money market fund	48,826,167	--	--	48,826,167
International funds	47,674,417	--	--	47,674,417
Balanced fund	17,976,242	--	--	17,976,242
Company stock fund	11,696,502	--	--	11,696,502
Brokerage accounts	6,277,598	--	--	6,277,598
Total assets at fair value	$590,622,650	$ --	$ --	$590,622,650

E. **Income Tax Status:**

The Internal Revenue Service ("IRS") determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company has applied for a new determination letter and currently awaits approval. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

F. **Plan Termination:**

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, all participants would become fully vested in their accounts and the Administrative Committee of the Masco Corporation 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

G. **Related Party Transactions:**

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is also the Trustee as defined by the Plan and, therefore, the purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2013. Notes receivable from participants are also considered party-in-interest transactions.

The Plan invests in Masco Corporation Common Stock. As of December 31, 2013 and 2012, the value of Masco Corporation Common Stock was $16,595,259 and $11,696,502, respectively.

H. **Subsequent Events:**

Effective January 1, 2014, Masco Bath Corporation was deleted as a currently participating employer and added as a formerly participating employer.

The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

MASCO CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value
	PIMCO Total Return Fund-Institutional Class	Bond Fund 5,621,120 shares		$ 60,089,769
	Artisan Mid Cap Fund-Institutional Class	Domestic Equity Fund 1,059,778 shares		52,808,736
	JP Morgan Mid Cap Value Fund -Institutional Class	Domestic Equity Fund 970,453 shares		34,082,314
	Vanguard Wellington Fund -Admiral™ Class	Balanced Fund 321,818 shares		21,088,725
	American Beacon Small Cap Value Fund- Institutional Class	Domestic Equity Fund 648,027 shares		17,619,844
	Wells Fargo Advantage Small Cap Value Fund - Institutional Class	Domestic Equity Fund 253,519 shares		8,528,393
	Thornburg International Value Fund - Class R5 Fund	International Fund 557,740 shares		17,858,829
	Harbor Capital Appreciation Fund - Institutional Class	Domestic Equity Fund 1,053,462 shares		59,719,038
**	Fidelity® Money Market Trust Retirement Money Market Portfolio	Money Market Fund 47,741,393 shares		47,741,393
**	Fidelity® Independence K Fund	Domestic Equity Fund 1,146,909 shares		41,563,986
**	Spartan® 500 Index Fund - Institutional Class	Domestic Equity Fund 600,498 shares		39,326,599
**	Fidelity® Low-Priced Stock K Fund	Domestic Equity Fund 770,508 shares		38,078,528
**	Fidelity® Fund K	Domestic Equity Fund 669,860 shares		28,556,129
**	Fidelity® Equity Dividend Income K Fund	Domestic Equity Fund 1,017,994 shares		25,063,012
**	Fidelity® Emerging Markets K Fund	International Fund 497,262 shares		11,979,049
**	Fidelity® Diversified International K Fund	International Fund 672,280 shares		24,766,785

MASCO CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2013

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value
**	Fidelity Freedom K® Income Fund	Lifecycle Fund 204,347 shares		2,443,996
**	Fidelity Freedom K® 2000 Fund	Lifecycle Fund 136,310 shares		1,665,705
**	Fidelity Freedom K® 2005 Fund	Lifecycle Fund 37,292 shares		501,200
**	Fidelity Freedom K® 2010 Fund	Lifecycle Fund 501,693 shares		7,038,746
**	Fidelity Freedom K® 2015 Fund	Lifecycle Fund 648,990 shares		9,241,623
**	Fidelity Freedom K® 2020 Fund	Lifecycle Fund 1,601,553 shares		23,831,113
**	Fidelity Freedom K® 2025 Fund	Lifecycle Fund 1,296,461 shares		20,108,106
**	Fidelity Freedom K® 2030 Fund	Lifecycle Fund 2,115,316 shares		33,548,907
**	Fidelity Freedom K® 2035 Fund	Lifecycle Fund 1,239,242 shares		20,298,784
**	Fidelity Freedom K® 2040 Fund	Lifecycle Fund 1,221,807 shares		20,123,161
**	Fidelity Freedom K® 2045 Fund	Lifecycle Fund 787,358 shares		13,227,610
**	Fidelity Freedom K® 2050 Fund	Lifecycle Fund 442,306 shares		7,461,697
**	Fidelity Freedom K® 2055 Fund	Lifecycle Fund 76,149 shares		919,116
	Masco Corporation Company Stock Fund	Company Stock Fund 2,133,067 shares		16,595,259
		**Masco Corporation Common Stock	$16,221,320	
		Cash and Money Market	$373,939	
	Brokerage account	Brokerage Accounts 7,409,228 shares		7,409,228
**	Notes Receivable from Participants	Ranging 1-15 years maturity with Rates of Interest, 3.25% - 11.5%		18,680,809
				$ 731,966,189

* Historical cost information is no longer required on the Schedule of Assets (Held at End of Year) for participant directed investments.

** These investments are with a party-in-interest.

MASCO CORPORATION 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Corporation 401(k) Plan

Date: June 26, 2014

By: ______________________
John G. Sznewajs
Vice President, Treasurer and
Chief Financial Officer
Authorized Signatory

MASCO CORPORATION 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Grant Thornton LLP relating to the Plan's financial statements

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 26, 2014, with respect to the financial statements and supplemental schedule included in the Annual Report of the Masco Corporation 401(K) Plan on Form 11-K for the year ended December 31, 2013. We hereby consent to the incorporation by reference of said report in the Registration Statements of Masco Corporation on Form S-8 (File Nos. 333-74815 and 333-168827).

Grant Thornton LLP

Southfield, Michigan
June 26, 2014